EXHIBIT 99.9

BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, Ontario, Canada M5J 2T3

Tel: 416 682 8600
Fax: 416 364 5491

April 26, 2005

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to Trizec Canada Inc.’s Annual and Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. on Thursday, May 26, 2005 in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.

We have enclosed the Notice of the Meeting, the Management Information Circular, the form of proxy and Trizec Canada’s 2004 Annual Report. The Management Information Circular describes the resolutions that will be voted on at the meeting.

We would appreciate your returning the signed Proxy to ensure that your vote is recorded. We hope that we will have the opportunity to welcome you to this year’s annual meeting.

Sincerely,

/s/ Peter Munk

Peter Munk
Chairman

Notice of Annual and Special Meeting of Shareholders

     NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Trizec Canada Inc. will be held in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario on Tuesday, the 26th day of May, 2005 commencing at the hour of 10:00 a.m. for the following purposes:

1.	To receive the report of the directors, including the consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors’ report thereon;

2.	To elect directors;

3.	To appoint auditors and authorize the directors to fix their remuneration;

4.	To consider the shareholder proposal attached as Schedule E to the accompanying Circular; and

5.	To transact such other business as may properly be brought before the Meeting and any postponement or adjournment or adjournments thereof.

     Only shareholders of record at the close of business on April 15, 2005, the Record Date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof except to the extent that a person has transferred any shares of the Corporation subsequent to the Record Date and the new holder of such shares establishes proper ownership and requests, not less than ten days before the date of the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

DATED at Toronto, Ontario, this 26th day of April, 2005.

By Order of the Board of Directors,

/s/ Colin Chapin

COLIN J. CHAPIN
Corporate Secretary

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Corporation’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest or where it is necessary to permit management or the Board of Directors to discharge their legal obligations to the Corporation or its shareholders.

181 Bay Street • BCE Place • Suite 3820 • Toronto, Ontario, Canada M5J 2T3
Telephone: 416 682 8600 • Facsimile: 416 364 5491 • Website: www.trizeccanada.com

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

     This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Trizec Canada Inc. (the “Corporation” or “Trizec Canada”) for use at the Annual and Special Meeting of Shareholders (or any adjournments thereof) of the Corporation (the “Meeting”) to be held at 10:00 a.m. on May 26, 2005 in the Patty Watt Room, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation, for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares. It is anticipated that copies of this Circular and the form of proxy will be distributed to shareholders on or about April 26, 2005. Unless otherwise indicated, the information in this Circular is given as at April 26, 2005.

     To be effective, proxies must be received either by mail or delivery addressed to CIBC Mellon Trust Company, Proxy Department, 200 Queen’s Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to CIBC Mellon Trust Company at (416) 368-2502, in each case prior to 5:00 p.m. (Toronto time) on May 24, 2005 or be presented at the Meeting prior to being voted at the Meeting, or any postponement or adjournment thereof.

Appointment of Proxyholder

     A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy. Such right may be exercised by inserting the name of such person in the blank space provided in the form of proxy.

Revocation of Proxy

     In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing at the executive offices of the Corporation at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario, Canada, M5J 2T3 addressed to the attention of the Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any postponement or adjournment thereof, prior to being voted at the Meeting, or any postponement or adjournment thereof.

Exercise of Vote by Proxy

     Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to any such matter, the persons designated in the accompanying form of proxy will vote in favour of items Nos. 2 and 3, and against item No. 4 as set out in the Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting.

Description of Multiple Voting Shares and Subordinate Voting Shares

     As at March 31, 2005, 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares were issued and outstanding. The articles of the Corporation, as amended (the “Articles”), provide that the Multiple Voting Shares of the Corporation carry 50 votes per share and that the Subordinate Voting Shares of the Corporation carry one vote per share. Peter Munk, the Chairman and Chief Executive Officer and a director of the Corporation, beneficially owns or exercises control or direction over all of the outstanding Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Corporation, representing approximately 88.23% of the votes attached to all outstanding voting shares of the Corporation. Pursuant to the Trust Agreement described below, Mr. Munk has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, which represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

     The rights attaching to the Multiple Voting Shares are subject to the limitations contained in the Articles. These include a provision that Multiple Voting Shares will convert automatically into Subordinate Voting Shares if, during the time when Mr. Munk is a director of the Corporation, they are transferred, except in the case of (i) a transfer to a member of Mr. Munk’s immediate family or a corporation owned by them, provided that the transferee is a Canadian (as that term is defined in the Investment Canada Act) and Mr. Munk or his immediate family beneficially own a majority of the Multiple Voting Shares, or (ii) a transfer to a purchaser who has offered to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares and who thereafter would own a majority of the Multiple Voting Shares. Furthermore, upon Mr. Munk ceasing to be a director of the Corporation, the Multiple Voting Shares, including any that may have been transferred to a Canadian member of Mr. Munk’s immediate family, will convert automatically into Subordinate Voting Shares unless the Multiple Voting Shares are then held by a person who, at the time of acquiring the Multiple Voting Shares, made an offer to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares. The Multiple Voting Shares are convertible into Subordinate Voting Shares, in the foregoing circumstances and at the option of the holder, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted.

Trust Agreement

     Under a trust agreement (the “Trust Agreement”) dated April 23, 2002 between P.M. Capital Inc. (“PM Capital”), a corporation wholly-owned by Mr. Munk which holds all of the issued and outstanding Multiple Voting Shares, Mr. Munk, the Corporation and CIBC Mellon Trust Company, as trustee, PM Capital has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

     Pursuant to the Trust Agreement, PM Capital has agreed not to sell any Multiple Voting Shares under circumstances in which securities legislation would require the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale by PM Capital was a sale of Subordinate Voting Shares, unless a concurrent offer, identical in all material respects, is made to each holder of Subordinate Voting Shares to purchase the same percentage of Subordinate Voting Shares as is being offered to be purchased from each holder of Multiple Voting Shares to whom the offer is being made.

Quorum and Record Date

     The presence, in person or by proxy, of holders of at least 50% of the total number of issued and outstanding voting shares is necessary for a quorum at the Meeting. The board of directors of the Corporation (the “Board of Directors”) has fixed the close of business on April 15 , 2005 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of a vote at the Meeting. A person who has acquired Subordinate Voting Shares after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of his, her or its name in the list of shareholders not less than ten days before the date of the Meeting.

Principal Holders of Voting Securities

     The following table shows each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

Name and Address		Number of		Percentage
of Beneficial Owner	Class of Shares	Shares Held		of Class

Peter Munk	Multiple Voting Shares	7,522,283	(1)	100.00%
c/o Trizec Canada Inc.	Subordinate Voting Shares	1,972,435	(1)	3.76%
BCE Place, 181 Bay Street Suite 3820, Box 800 Toronto, ON M5J 2T3

Canada Pension Plan Investment Board	Subordinate Voting Shares	17,916,790	(2)	34.19%
1 Queen Street East Suite 2700, P.O. Box 101 Toronto, ON M5C 2W5

Southeastern Asset Management, Inc.	Subordinate Voting Shares	6,405,000	(3)	12.22%
6075 Poplar Avenue, Suite 900 Memphis, TN 38119-4717

Beutel, Goodman & Co. Ltd.	Subordinate Voting Shares	5,386,680	(4)	10.30%
20 Eglinton Avenue West, Suite 2000 Toronto, ON M4R 1K8

Notes:

(1)	See Note 8 under “Election of Directors”.

(2)	Based on information provided by Canada Pension Plan Investment Board as of March 28, 2005.

(3)	Based on information provided by Southeastern Asset Management, Inc. as of March 28, 2005.

(4)	Based on information provided by Beutel, Goodman & Co. Ltd. as of March 28, 2005.

ELECTION OF DIRECTORS

     The Board of Directors currently consists of six directors. The directors have determined to ask the shareholders to elect six directors at the Meeting.

     The persons listed in the following table are the nominees proposed by the Board of Directors for election to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election of such nominees as directors. Although the Board of Directors is not aware of any nominee who would be unable to serve if elected, if any nominee should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

     The following table and the notes thereto indicate the name of each person nominated by management for election as a director, the period during which he has served as a director of the Corporation, all other major positions and offices with the Corporation or any of its significant affiliates currently held by him, his present principal occupation, and the approximate number of shares of the Corporation beneficially owned by him or over which he exercises control or direction as at March 28, 2005.

		Number and Class of Shares (1)
Name, Principal Occupation and Major Positions	Municipality	Subordinate		Multiple		Number of Securities of
And Offices with Trizec Canada (and Trizec Hahn Corporation)	of Residence	Voting Shares		Voting Shares		Trizec Properties, Inc. (1)
(and year person became a director)
Nominees for Election

Howard L. Beck (1990-1996, 1997-2002, 2002-2003) (2)(3)(4)(6)	Toronto,	49,353		—		6,250	(5)
Corporate Director	Ontario

C. William D. Birchall (1987-2002, 2002-2003) (2)(6)	Nassau,	1,602,500		—		25,000	(5)
Corporate Director	Bahamas

Dr. Alan R. Hudson (2003) (3)(4)(6)	Toronto,	3,500	(7)	—		—
Lead of Access to Services/Wait Times	Ontario
(provincial wait times strategy of the Ontario Ministry of Health and Long-Term Care)

Donald L. Lenz (2003) (3)(4)(6)	Toronto,	2,000		—		—
Managing Director of Newport Partners Inc.	Ontario
(personal and corporate wealth managers)

Peter Munk (1987-2002, 2002-2003) (2)(6)	Toronto,	1,972,435	(8)	7,522,283	(8)	350,000	(5)
Chairman and Chief Executive Officer	Ontario
Chairman of Trizec Properties, Inc. Chairman of Barrick Gold Corporation (gold mining company)

Robert B. Wickham (2003) (6)	Oakville,	2,000		—		—
President	Ontario

Notes:

(1) The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)	The period ending 2002 reflects membership on the board of directors of the Corporation’s wholly-owned subsidiary Trizec Hahn Corporation (“TrizecHahn”).

(3)	Member of Audit Committee.

(4)	Member of Compensation, Corporate Governance and Nominating Committee.

(5)	Represent Trizec Properties, Inc. (“Trizec Properties”) warrants, as more fully described at page 10.

(6)	Except as follows, the nominees have been engaged in their principal occupations set out above or in other capacities with their present employer for the past five years:

•	Mr. Beck was Chairman of Wescam Inc., a designer and manufacturer of image systems, until November 2002.

•	Mr. Birchall was Vice Chairman of TrizecHahn until May 2002.

•	Dr. Hudson was President and Chief Executive Officer of Toronto’s University Health Network, a Canadian academic hospital network, until June 2000; from June 2000 to April 2002, Dr. Hudson chaired the Cancer Service Implementation Committee, an advisor to the Ontario Minister of Health on the Ontario cancer care program; from April 2002 to September 2004, Dr. Hudson was President and CEO of Cancer Care Ontario.

•	Mr. Lenz was Vice President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc., an investment dealer, until August 1999. From September 1999 to October 2001, Mr. Lenz was self-employed.

•	Mr. Munk was President of the Corporation from March 2002 to December 2004.

•	Mr. Wickham was Senior Vice President and Treasurer of TrizecHahn until February 2000 and Senior Vice President, Finance until May 31, 2001. For a brief period from June 2001 through April 2002, he provided services to TrizecHahn as a consultant. From March 2002 to December 2004, Mr. Wickham was Senior Vice President, Chief Financial Officer and Corporate Secretary of the Corporation.

(7)	Dr. Hudson’s holdings include 3,500 Subordinate Voting Shares owned by family members.

(8)	Mr. Munk’s holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through PM Capital. Mr. Munk’s Multiple Voting Shares are convertible into Subordinate Voting Shares, at his option, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted. See “Description of Multiple Voting Shares and Subordinate Voting Shares” and “Trust Agreement”.

REPORT ON CORPORATE GOVERNANCE PRACTICES

     The Corporation is primarily engaged in the U.S. real estate business through its indirect 39% interest in Trizec Properties. In addition, by virtue of the Corporation’s ownership of all of the Trizec Properties’ special voting stock, the Corporation controls a majority of votes in elections of the Trizec Properties’ board of directors. Trizec Properties has adopted its own corporate governance practices. Its Board of Directors, Committees and management act independent of Trizec Canada.

     The Board of Directors and the Corporation have adopted corporate governance practices considered appropriate to the Corporation’s business and operations and which are generally in line with the corporate governance guidelines (the “TSX Guidelines”) for listed companies established by the Toronto Stock Exchange (the “TSX”). A comparison of these corporate governance practices to the TSX Guidelines is set out in Schedule A to this Circular.

     It should be noted that Canadian securities regulators have published proposed corporate guidelines and disclosure requirements that may, once finalized, replace the TSX Guidelines. The Corporation continues to review its corporate governance policies and practices in view of these proposals and to reflect best practices.

Mandate of the Board, its Committees and Management

     The Board of Directors of the Corporation (the “Board’) has responsibility for the stewardship of the Corporation. The Board monitors the financial performance of the Corporation and approves all significant strategic decisions with a view to enhancing shareholder value. The Corporation’s management participates in determining the strategic direction of its operating companies by developing a budget and business plans for presentation to the Board. The Board receives reports on the operations and performance of its operating companies. The Board requires management to keep it apprised of all significant developments and risks affecting the Corporation and its businesses. The Board has adopted a written mandate setting out its duties and responsibilities. The full mandate is set out in Schedule B to this Circular and is available in the Corporate Governance section of our website at www.trizeccanada.com. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to manage or supervise the business and affairs of the Corporation.

     There were six meetings of the Board during 2004. The frequency of meetings, as well as the nature of items discussed, depends upon the state of the Corporation’s affairs and the opportunities or risks which the Corporation faces.

Composition of the Board

     The TSX Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSX Guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSX Guidelines also recommend that in circumstances where a corporation has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation), the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder.

     On the recommendation of the Compensation, Corporate Governance and Nominating Committee, the Board has determined that it should be comprised of six directors. The Board is currently composed of six directors. The Board believes that the number of directors is appropriate because it provides the Corporation with the benefit of the judgment of individuals with broad experience relevant to the Corporation’s activities. The Compensation, Corporate Governance and Nominating Committee believes that the Board will continue to be able to operate effectively and efficiently.

     Trizec Canada’s directors have examined the relevant definitions in the TSX Guidelines and have individually considered their respective interests and relationships in and with the Corporation. As a consequence, the Board has determined that of the six proposed nominees for directors, three are unrelated directors and three are related directors. Of the directors who are considered related, Robert B. Wickham is a member of management, C. William D. Birchall provides consulting services to a subsidiary of the Corporation, and Peter Munk is a member of management and is also the significant shareholder. The unrelated directors are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz, none of whom has any interest or any business or other relationship which could bring that director, in the view of the Board, within the definition of “related director” for the purposes of the TSX Guidelines. The Board considers the significance of any consulting or professional fees paid to the director or his firm when making this determination. These fees are discussed more fully under “Compensation of Directors”.

     Peter Munk controls a majority of the votes for the election of directors attached to the outstanding shares of the Corporation and as such is considered the Corporation’s significant shareholder as defined by the TSX Guidelines. As the Corporation’s significant shareholder, Chairman and Chief Executive Officer, Peter Munk plays an important role in determining the strategic direction of the Corporation. The Board has considered the relationship of each of the directors to Peter Munk, and has determined that none of the directors could be considered to be related to the significant shareholder. Accordingly, three of the Corporation’s six nominees for election as directors are not related to the Corporation or its significant shareholder.

     The Board is in a position to conduct its meetings and take appropriate decisions effectively and efficiently. Financial and other information that is important to the understanding of agenda items is made available to directors several days before scheduled Board meetings. The directors are expected to participate at all meetings of the Board and of Committees on which they sit. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. Apart from the President and the Chief Executive Officer, who are members of the Board and participate as such, the Board invites members of management to attend parts of Board meetings for reporting and informational purposes. If deemed necessary, the independent directors will meet without any member of management present to ensure free and open discussion among the non-management directors.

Board Committees

     The Board has established two ongoing committees so as to facilitate the carrying out of its duties and responsibilities and meet applicable statutory and policy requirements: the Audit Committee; and the Compensation, Corporate Governance and Nominating Committee. The Corporation has no Executive Committee.

     The composition and mandates of the Audit Committee and the Compensation, Corporate Governance and Nominating Committee ensure that the Board functions independently of management. Both Committees are composed entirely of directors unrelated to either the Corporation or the significant shareholder. The directors are satisfied the Board is able to function independently of management.

     Audit Committee

     The Audit Committee is established by the Board for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Corporation. The Audit Committee is composed entirely of outside directors, all of whom are also unrelated and independent directors. The members of the Committee are Howard L. Beck, who is also the Chairman of the Committee, Dr. Alan R. Hudson and Donald L. Lenz. All the members of the Committee are “financially literate” and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Corporation’s financial statements. The Audit Committee met six times during the year ended December 31, 2004. The Corporation’s President, Chief Financial Officer, Controller, and Director of Financial Reporting of the Corporation, as well as representatives of the external auditors, usually attend all Audit Committee meetings.

     The Audit Committee has a formal charter setting out its mandate and responsibilities, which has been revised after careful consideration of Multilateral Instrument 52-110, “Audit Committees” of the Canadian Securities Administrators and other applicable policies. The full charter of the Audit Committee is set out in Schedule C to this Circular and is available in the Corporate Governance section of our website at www.trizeccanada.com. The Audit Committee charter outlines, among other things, the mandate of the Audit Committee to:

•	Oversee the integrity of the Corporation’s financial statements and financial reporting process;

•	Review the annual and interim financial statements, management’s discussion and analysis of the financial results and certain other public disclosure documents required by regulatory authorities and make recommendations to the Board regarding such statements and documents;

•	Oversee the qualifications and independence of the Corporation’s external auditors;

•	Oversee the scope of the annual audit plan;

•	Oversee the work of the Corporation’s financial officers and executives and external auditors; and

•	Provide an open avenue of communication between the external auditors, the Board and management.

     For more information concerning the Audit Committee and its members, please refer to “Audit Committee” in the Corporation’s Annual Information Form for the year ended December 31, 2004.

     Compensation, Corporate Governance and Nominating Committee

     The Compensation, Corporate Governance and Nominating Committee (the “Compensation Committee”) is responsible for all policies and practices of the Corporation relating to compensation, corporate governance and nominating matters. The committee reviews the annual compensation of the senior executives. When candidates for appointment to the Board are considered, the committee reviews the current composition of the Board and gives due consideration to qualified candidates having the appropriate variety of skills, background, geographical locations and life experience that will enhance the Board’s composition. New nominees to the Board are provided with the necessary information about the Corporation, its businesses and the factors that affect its performance so that such nominees may properly discharge their duties.

     The Compensation Committee may consider methods for assessing Board and committee effectiveness and the contribution of individual directors if it considers this appropriate. To the extent that any director believes it is appropriate to engage an outside advisor in connection with that person’s role as a director, this Committee is authorized to engage special advisors at the Corporation’s expense.

     The Compensation Committee is composed entirely of outside directors, all of whom are unrelated directors. The members of the Compensation Committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. There was one meeting of the Compensation Committee during 2004.

     The Compensation Committee has a formal charter setting out its mandate and responsibilities. The full charter of the Compensation Committee is set out in Schedule D to this Circular and is available in the Corporate Governance section of our website at www.trizeccanada.com.

External Communications and Disclosure Policy

     The Corporation places great emphasis on its communications with shareholders, other participants in the capital markets and the media. In keeping with the desire to provide clear and accessible information to its stakeholders and the need to do so in accordance with applicable laws, the Corporation has adopted a formal external communications and disclosure policy (the “Disclosure Policy”). Pursuant to the Disclosure Policy, the Corporation provides information in public forums, and makes certain designated management spokespersons available to shareholders to hear their concerns. As well, the Corporation provides numerous other avenues, through its website and toll-free investor relations line for example, for shareholders to obtain information and to provide the Corporation with feedback. The Disclosure Policy is available in the Corporate Governance section of our website at www.trizeccanada.com.

Corporate Code of Ethics

     The Corporation has adopted a Code of Ethics (the “Code”) which applies to all directors, officers (including the Chief Executive Officer, President and Chief Financial Officer) and employees of the Corporation. It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. The Code formally sets out standards for behaviour and practice and requires all directors and employees to indicate their familiarity with the Code and their agreement to comply with it. The Code addresses such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Code also includes procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

     The Compensation Committee is responsible for monitoring compliance with the Code and for approving waivers of such standards that may be granted to employees. The Audit Committee monitors complaints regarding accounting, internal controls or auditing matters. The Code is available in the Corporate Governance section of our website at www.trizeccanada.com.

     Submitted by the Compensation, Corporate Governance and Nominating Committee:

Howard L. Beck
Alan R. Hudson
Donald L. Lenz

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

     Trizec Canada’s executive compensation program is administered under the direction of the Compensation Committee. The current members of the Compensation Committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. None of the members of the Compensation Committee are employees of the Corporation and each of them is an outside and unrelated director.

Compensation Committee Procedures regarding executive compensation

     The Compensation Committee is responsible for determining and administering compensation plans and policies based on individual performance, the performance of business areas for which individuals have particular responsibility and the performance of the Corporation as a whole. The Compensation Committee reports its recommendations on compensation for executive officers to the Board of Directors.

Corporate Philosophy on Compensation

     Executive compensation is designed to align the interests of management with the interests of shareholders. Trizec Canada believes that qualified and talented people, properly incentivized and motivated, are key to the success of the Corporation.

Salary, Bonuses and Other Incentives

     The Corporation’s compensation program for executive officers is composed of salary and annual incentive bonuses. Each officer’s performance, related salary level and bonus amount has been reviewed by the Chairman and Chief Executive Officer in conjunction with appropriate senior management. The resulting reviews are presented to the Compensation Committee for consideration and approval. In addition to the recommendation of the Chairman and Chief Executive Officer, the Compensation Committee bases its decisions on the individual contributions of the executive officers to the organization and the overall performance of the company.

     Base salaries of executive officers reflect the individual’s contribution to the Corporation, including performance, responsibility and experience.

     Annual incentive bonuses for executive officers reflect the individual’s performance and specific achievements accomplished during the year.

Share-Based Compensation Arrangements

     Stock Option Plan

     Pursuant to the Plan of Arrangement completed in May 2002 (the “Arrangement”), TrizecHahn stock options were cancelled and the holders thereof received, in consideration for each cancelled stock option, one of: (a) a Trizec Canada stock option exercisable to acquire one Trizec Canada Subordinate Voting Share; (b) a Trizec Properties stock option exercisable to acquire one share of Trizec Properties Common Stock; or (c) a Trizec Properties warrant (the “Warrant”) exercisable to acquire one share of Trizec Properties Common Stock. Whether a holder of a TrizecHahn stock option received a Trizec Canada stock option, a Trizec Properties stock option or a Warrant was determined by the compensation committee of the TrizecHahn Board generally on the basis of whether they had been granted in respect of services provided by the grantee to Trizec Properties and its subsidiaries or otherwise.

     The Corporation’s 2002 Stock Option Plan (the “Plan”) was established in connection with the Arrangement. Pursuant to the Plan, options to purchase the Corporation’s Subordinate Voting Shares were granted in exchange for certain of the then outstanding TrizecHahn stock options that were cancelled in connection with the Arrangement. The grants were made to directors, officers and employees of the Corporation and its subsidiaries as well as individuals who were former employees as of the effective date of the Arrangement. The Plan does not provide for option grants other than those made pursuant to the Arrangement. The Corporation does not currently intend to adopt any other stock option plan.

     To preserve economic equivalence to the TrizecHahn stock options, the exercise price of each Trizec Canada stock option was the same as the exercise price of the TrizecHahn stock option that it replaced. Each Trizec Canada stock option granted in the Arrangement, subject to earlier termination in accordance with the Plan, expires upon the expiration of the original term of the TrizecHahn stock option it replaced.

     Each Warrant entitles the registered holder to purchase shares of Trizec Properties Common Stock at any time prior to the expiration date of such Warrant. The expiration date of each Warrant issued in replacement of an outstanding TrizecHahn stock option is identical to the expiration date of the TrizecHahn stock option that the Warrant replaced, subject to earlier expiry dates in connection with termination agreements. In order to preserve economic equivalence to the TrizecHahn stock options, the exercise price of each such Warrant is the US$ equivalent (determined using the Cdn/US$ exchange rate prevailing on May 7, 2002) of the exercise price of the TrizecHahn stock option that such Warrant replaced. Any Warrant not exercised before its expiration date becomes void, and the rights of the holder cease. The Warrants do not entitle the holders thereof to any of the rights of holder of shares of Trizec Properties Common Stock, including the right to dividends and the right to vote at any meetings of Trizec Properties’ stockholders or at any other time at which the vote or consent of any Trizec Properties stockholder is sought.

     The Corporation does not currently intend to adopt any other share-based compensation arrangements in the future.

Chairman and Chief Executive Officer

     The Chairman and Chief Executive Officer’s compensation is reviewed annually by the Compensation Committee. No adjustment to Peter Munk’s compensation has been made or bonus determined since the Arrangement.

Submitted by the Compensation, Corporate Governance and Nominating Committee:

Howard L. Beck
Alan R. Hudson
Donald L. Lenz

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation of those persons who were, as at December 31, 2004, the Corporation’s Chief Executive Officer, President and Chief Financial Officer (the “Named Executives Officers”) for services rendered by such persons to the Corporation and its subsidiaries during each of the last three financial years. The Corporation has no other officers who meet the requirements under applicable law to be included as “Named Executive Officers”. Consistent with the Corporation’s disclosure in the Annual Report, all amounts in the “Summary Compensation Table” are reported in United States dollars.

Summary Compensation Table

		Annual Compensation (1)					Long Term Compensation
							Securities under
							Options
						Other Annual	Granted/SARs	SARs	All Other
		Salary		Bonus		Compensation (2)	Granted (3)	Payouts	Compensation
Name and Principal Position	Year	(US$)		(US$)		(US$)	(#)	(US$)	(US$)

Peter Munk	2004	1,000,000	(4)	—		—	—	—	—
Chairman and Chief Executive Officer	2003	1,000,000	(4)	—		—	—	—	—
	2002	1,000,000	(4)	—		—	—	—	—

Robert B. Wickham (5)	2004	288,218		391,976		—	—	—	—
President	2003	232,060		428,418		—	—	—	—
	2002	201,053		127,380		—	—	—	—

Colin J. Chapin	2004	230,574		718,623	(6)	11,913	—	—	576,128	(7)
Senior Vice President, Chief Financial	2003	196,358		303,463		10,353	—	206,796	—
Officer and Corporate Secretary	2002	165,595		286,606		8,598	—	211,834	—

Notes:

(1)	Payments to all officers except Mr. Munk are denominated in Canadian dollars and reported at the following rates: 2004 –1.3011; 2003 – 1.4005; and 2002 – 1.5701. Mr. Munk’s compensation is denominated in U.S. dollars and was paid to him in Canadian dollars at the following rates: 2004 – 1.3025; 2003 and 2002 – 1.5730.

(2)	Perquisites and other personal benefits for Named Executive Officers do not exceed the lesser of Cdn $50,000 or 10% of total annual salary and bonus. All Other Annual Compensation consists of amounts contributed by the Corporation for Registered Retirement Savings Plan contributions.

(3)	For the purpose of this table, SARs are the entitlements granted under the stock-linked bonus plan established in November 2000 described above in the Report on Executive Compensation. They are designed to provide non-U.S. recipients with the same economic result that U.S. participants received under an escrowed share grant program. Amounts shown in this column refer to options unless otherwise indicated.

(4)	Commencing May 8, 2002, Trizec Canada and Trizec Properties each paid a 50% share of Mr. Munk’s Annual Compensation. The amounts indicated reflect the amounts paid by Trizec Canada and Trizec Properties.

(5)	From June 2001 through April 2002, Mr. Wickham provided services to TrizecHahn as a consultant and all fees earned in that capacity have been included in salary.

(6)	This amount includes a specific project bonus of US$500,000 paid to Mr. Chapin under the terms of his employment agreement.

(7)	In 2004, Mr. Chapin executed the option to receive payment of his severance amount pursuant to his employment agreement.

     The following table provides information relating to options to purchase shares exercised by the Named Executive Officers during the financial year ended December 31, 2004 and the value of any unexercised options on December 31, 2004.

Aggregated Option/SAR/Warrant Exercises during Financial Year Ended December 31, 2004 and
Financial Year-End Option/SAR/Warrant Values

						Value of Unexercised
		Aggregate	Unexercised			in-the-Money
	Securities	Value	Options/SARs/Warrants			Options/SARs/Warrants
	Acquired on	Realized	at December 31, 2004			at December 31, 2004 (US$)
Name	Exercise	(US$)	Exercisable		Unexercisable	Exercisable	Unexercisable
Peter Munk	—	—	350,000	(1)	—	1,214,500	—
			550,000	(2)	—	—	—
Robert B. Wickham	—	—	—		—	—	—
Colin J. Chapin	100,000	236,250	—		—	—	—

Note:

(1)	Amounts shown are in respect of Warrants, unless otherwise indicated.

(2)	Represents Trizec Canada options.

Employment Contracts

     Robert Wickham

     The Corporation entered into an employment agreement with Mr. Wickham in May 2003. The agreement provides that Mr. Wickham would be entitled to: (a) an annual salary of Cdn$325,000 and an annual bonus of not less than Cdn$200,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect, at a minimum, cost of living increases; (b) an annual discretionary bonus component to be determined by the Compensation Committee based upon specific accomplishments achieved during the year; and (c) a long-term incentive award of US$2,000,000 payable if the Corporation’s available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation’s assets, winding-up and/or or dissolution of the Corporation, and (ii) December 1, 2007.

     In the event that Mr. Wickham’s employment is terminated by the Corporation without cause or is terminated by Mr. Wickham following a change in control of the Corporation, Mr. Wickham will be entitled to (a) a payment representing pro-rated current salary and annual minimum bonus based on a predetermined schedule to a maximum of 12 months, and (b) the payment of the long-term incentive award and continuance of his benefits for a maximum period of 18 months. If Mr. Wickham voluntarily terminates his employment before December 2007, Mr. Wickham will be entitled to his salary and pro-rated minimum bonus up to the date of termination and to continuance of his benefits for a maximum period of 18 months. In the event that Mr. Wickham’s employment is terminated with cause, Mr. Wickham will be entitled to receive payment of salary and benefits up to the date of termination.

     Colin Chapin

     The Corporation entered into an employment agreement with Mr. Chapin in December 2003. The agreement provides that Mr. Chapin would be entitled to: (a) an annual salary of Cdn$300,000 and an annual bonus of not less than Cdn$225,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect, at a minimum, cost of living increases; (b) an annual discretionary bonus component to be determined by the Compensation Committee based upon specific accomplishments achieved during the year; (c) a bonus amount of US$500,000 to be paid to Mr. Chapin in the year in which a specific project is completed; and (d) a long-term incentive award of US$1,000,000 payable if the Corporation’s available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation’s assets, winding-up and/or or dissolution of the Corporation; and (ii) December 1, 2007. The bonus amount referred to in (c) above was earned and paid to Mr. Chapin during 2004.

     With regard to Mr. Chapin’s eventual termination, Mr. Chapin was entitled to a severance amount of 1.5 times his annual salary and annual bonus, such severance amount to be payable at any time upon request by Mr. Chapin. Upon payment of the severance amount, Mr. Chapin would not be entitled to any further payments other than the payments provided for in connection with the termination of his employment described below. In 2004, Mr. Chapin requested, and received, payment of the severance amount, and is not entitled to any further payments in this regard.

     In the event that Mr. Chapin’s employment is terminated by the Corporation without cause or is terminated by Mr. Chapin following a change in control of the Corporation, Mr. Chapin will be entitled to (a) salary and prorated minimum bonus up to the date of termination, and (b) the payment of the long-term incentive award and continuance of his benefits for a maximum period of 18 months. If Mr. Chapin voluntarily terminates his employment before December 2007, Mr. Chapin will be entitled to his salary and pro-rated minimum bonus up to the date of termination and continuance of his benefits for a maximum period of 18 months. In the event that Mr. Chapin’s employment is terminated with cause, Mr. Chapin will be entitled to receive payment of salary and benefits up to the date of termination.

Equity Compensation Plan Information

Number of securities
	Number of securities to		Weighted-average	remaining available
	be issued upon exercise		exercise price of	for future issuance
	of outstanding options,		outstanding options,	under equity
Plan Category	warrants and rights		warrants and rights	compensation plans

Equity compensation plans approved by securityholders (1)	784,042	(2)	24.33	—	(3)

Equity compensation plans not approved by securityholders	—		—	—

Total	784,042			—

Note:

(1)	The Corporation has one equity compensation plan – the 2002 Stock Option Plan.

(2)	Amounts shown are in respect of Trizec Canada subordinate voting shares.

(3)	The 2002 Stock Option Plan does not provide for option grants other than those made pursuant to the 2002 Plan of Arrangement (see “Report on Executive Compensation – Share-Based Compensation Arrangements”).

Indebtedness of Directors and Executive Officers

     No director, executive officer or senior officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such director, officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

COMPENSATION OF DIRECTORS

     Non-management members of the Board of Directors receive a fee of US$1,000 for each meeting of the Board of Directors, or any committee thereof, attended by such member as well as an annual fee of US$30,000. The Chairman of the Audit Committee and the Chairman of the Compensation Committee receive an additional annual retainer of US$3,000. For the year ended December 31, 2004, the total of such fees paid or payable amounted to US$134,000. In addition, the directors are reimbursed for their reasonable expenses in connection with such meetings and informal consultation.

     As at March 28, 2005, directors of the Corporation held options to purchase 679,750 Subordinate Voting Shares from the Corporation. The following directors held options to purchase Subordinate Voting Shares of the Corporation in the amounts indicated following their respective names: Howard. L. Beck, 54,750; C. William. D. Birchall, 75,000; Peter Munk, 550,000.

     In 2004, a subsidiary of the Corporation entered into a services agreement with Ranger Investments Limited to provide consulting services for a fee of US$250,000 per annum. Mr. William Birchall provides consulting services from time to time to Ranger Investments Limited.

Directors’ and Officers’ Insurance and Indemnification

     During 2004, the Corporation purchased insurance for the benefit of directors and officers of the Corporation and its subsidiaries against any liability incurred by them in their capacity as directors and officers. The premium for such insurance amounted to approximately US$260,000. The policy provides coverage for the directors and officers to a limit of US$50 million in the policy year. If the Corporation becomes liable pursuant to the indemnification of directors and officers from and against any liability and cost in respect to any action or suit against them in respect of execution of their duties of office, the insurance coverage will extend to the Corporation; however, each claim will be subject to a deductible of US$250,000, except securities claims which carry a $500,000 deductible. In May 2002, the Corporation purchased a run off Directors’ and Officers’ Liability policy to cover past actions of the directors and officers as those actions relate to TrizecHahn business prior to the Arrangement. The policy has a limit of US$50 million and a one-time premium of US$1,147,500. Since exposure exists for both Trizec Canada’s and Trizec Properties’ directors and officers the cost of the policy was pro-rated, based on directors and officers exposed to risk, between the two companies. The policy expires on May 8, 2008.

PERFORMANCE GRAPH

     The following chart compares the total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn on December 31, 1999 with the total cumulative return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the five most recently completed financial years assuming such subordinate voting shares were exchanged for the Corporation’s Subordinate Voting Shares in the Arrangement (assuming reinvestment of dividends). All amounts are in Canadian dollars.

     The total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn, where such shares were exchanged in the Arrangement for the Corporation’s Subordinate Voting Shares was $104.80 as compared with $119.29 for the S&P/TSX Composite Index.

Comparison of Cumulative Total Return for the period from December 31, 1999 to December 31, 2004

	Dec 31/99	Dec 31/00	Dec 31/01	Dec 31/02	Dec 31/03	Dec 31/04
Trizec Canada Inc.	100.00	98.10	108.76	50.91	86.52	104.80
S&P/TSX Composite Index	100.00	107.41	93.91	82.23	104.20	119.29

APPOINTMENT OF AUDITORS

     Unless otherwise instructed, the persons named in the enclosed proxy intend to vote such proxy in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was initially appointed as the auditor of Trizec Canada on March 11, 2002 and prior thereto was the auditor of TrizecHahn.

     Representatives of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.

     The directors unanimously recommend that the shareholders vote “for” the appointment of PricewaterhouseCoopers LLP.

SPECIAL BUSINESS

Shareholder Proposal

     A shareholder proposal submitted for the consideration of shareholders is attached as Schedule E to this Circular. The directors unanimously recommend that the shareholders vote “against” this shareholder proposal.

PARTICULARS OF OTHER MATTERS

     Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or officers of the Corporation since the beginning of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing have any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     None of the directors or officers of the Corporation, no directors or officers of a body corporate that is itself an insider or a subsidiary of the Corporation, or person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing have or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year which has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, a copy of:

1.	its latest annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference, filed with the Director of the Ontario Securities Commission under the Prompt Offering Qualification System;

2.	its comparative financial statements filed under the Securities Act (Ontario) and Management’s Discussion and Analysis for the most recently completed financial year, together with the accompanying report of the auditor, contained in its annual report; and

3.	the management information circular for its last annual and special meeting of shareholders.

DIRECTORS’ APPROVAL

     The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

Toronto, Canada, April 26, 2005.

By Order of the Board of Directors

/s/ Colin Chapin

COLIN J. CHAPIN
Corporate Secretary

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Reporting issuers listed on the Toronto Stock Exchange (the “TSX”) are required to describe their practices of corporate governance with reference to the non-compulsory guidelines adopted by the TSX. The board of directors of Trizec Properties has adopted its own corporate governance practices; the board of directors, committees and management of Trizec Properties act independently of the Corporation. Accordingly, the corporate governance practices adopted by the board of directors of the Corporation do not apply to Trizec Properties. A description of the Corporation’s governance practices follows:

Guideline 1 — the board of directors should explicitly assume responsibility for stewardship of the corporation

     The Board has responsibility for the stewardship of the Corporation. The Board monitors the financial performance of the Corporation and approves all significant decisions with a view to enhancing shareholder value.

Guideline 1(a) — the board of directors should assume responsibility for the adoption of a strategic planning process

     The Board reviews and discusses a budget, business plans and strategies developed by management.

Guideline 1(b) — the board of directors should assume responsibility for the identification of principal business risks and ensuring implementation of appropriate risk management systems

     The Board requires management to keep it apprised of all significant developments and risks affecting the Corporation and its businesses. The Board expects management to provide it with reports on the Corporation’s compliance with various legal requirements and internal control procedures and with additional reports if extraordinary situations arise. In addition, the Audit Committee of the Board is responsible for assessing financial risks and overseeing related risk management procedures.

Guideline 1(c) — the board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management

     The Board considers succession planning for key senior management positions. The Compensation, Corporate Governance and Nominating Committee of the Board is responsible for assessments of the executive officers of the Corporation.

Guideline 1(d) — the board of directors should assume responsibility for communications policy

     The Corporation places great emphasis on its communications with shareholders, other participants in the capital markets and the media. In keeping with the desire to provide clear and accessible information to its stakeholders and the need to do so in accordance with applicable laws, the Corporation has adopted a formal external communications and disclosure policy. Pursuant to the policy, the Corporation provides information in public forums, and makes certain designated management spokespersons available to stakeholders to hear their concerns. As well, the Corporation provides numerous other avenues, through its website and toll-free investor relations line for example, for stakeholders to obtain information and to provide the Corporation with feedback.

     Material disclosure documents such as the annual report, management’s discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its committees, in each case before they are distributed.

Guideline 1(e) — the board of directors should assume responsibility for the integrity of internal control and management information systems

     The Board, through the Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems with the Corporation’s auditor.

Guideline 2 — a majority of directors should be “unrelated” (independent from management and free from conflicts of interest)

     The Board is composed of six directors, of which three are considered by the Board to be unrelated. The Board has considered the relationship of each of the nominees for election as directors and has determined that, given the small size of the Board and the nature of the experience that each nominee brings, it is appropriate that three of the six nominees are unrelated to the Corporation.

     Peter Munk controls a majority of the votes for the election of directors attached to the outstanding shares of the Corporation and as such is considered the Corporation’s significant shareholder as defined by the TSX’s Corporate Governance Guidelines. As the Corporation’s significant shareholder, Chairman and Chief Executive Officer, Peter Munk plays an important role in determining the strategic direction of the Corporation. The Board has considered the relationship of each of the directors to Peter Munk, and has determined that none of the directors could be considered to be related to the significant shareholder.

Guideline 3 — disclose for each director whether he or she is unrelated, and how that conclusion was reached

     Mr. Wickham is a member of management, Mr. Birchall ceased to be a member of management on March 31, 2001, and Mr. Munk is a member of management and is also the significant shareholder. None of the other three nominees for election as directors has any interest or any business or other relationship which could bring that director, in the view of the Board, within the definition of “related director”. The Board considers the significance of any consulting or professional fees paid to the director or his firm when making this determination.

Guideline 4 — appoint a committee of outside directors responsible for appointment of new nominees and for assessing directors on an ongoing basis

     The Compensation, Corporate Governance and Nominating Committee considers candidates for appointment to the Board and, in connection therewith, the committee reviews the current composition of the Board and gives due consideration to qualified candidates having the appropriate variety of skills, background, geographical locations and life experience that will enhance the Board’s composition.

     The committee is composed entirely of directors unrelated to either the Corporation or the significant shareholder.

Guideline 5 — implement a committee process for assessing the effectiveness of the board of directors as a whole, its committees and the contribution of individual directors

     The mandate of the Compensation, Corporate Governance and Nominating Committee includes assessing the effectiveness of the Board as a whole and the committees of the Board. The committee may also assess the contribution of individual directors if it considers this appropriate.

Guideline 6 — provide orientation and education programs for new recruits to the board

     New nominees to the Board are provided with the necessary information about the Corporation, its businesses and the factors that affect its performance so that such nominees may properly discharge their duties.

Guideline 7 — examine the size of board of directors with a view to improving effectiveness

     The Board has considered its size and effectiveness in consultation with the Compensation, Corporate Governance and Nominating Committee, and has determined that it should be comprised of six directors. The Board believes that this number of directors is appropriate because it provides the Corporation with the benefit of the judgment of individuals with broad experience relevant to the Corporation’s activities.

Guideline 8 — review adequacy and form of compensation of directors in light of risks and responsibilities

     At the Corporation’s inception in May 2002, the Board established a compensation plan it considered appropriate for the risks and responsibilities of the directors. Compensation will be reviewed by the Compensation, Corporate Governance and Nominating Committee on an annual basis.

Guideline 9 — committees of the board of directors should generally be composed of outside directors, a majority of which are unrelated

     The Audit Committee and the Compensation, Corporate Governance and Nominating Committee are composed entirely of directors unrelated to either the Corporation or the significant shareholder.

Guideline 10 — appoint a committee responsible for developing an approach to corporate governance issues

     The mandate of the Compensation, Corporate Governance and Nominating Committee includes responsibility for developing the approach of the Corporation to corporate governance issues. The committee is monitoring recent initiatives in the areas of corporate governance and accountability, including the proposed National Policy 58-201 Corporate Governance Guidelines and the proposed National Instrument 58-101 Disclosure of Corporate Governance Practices. As these new provisions come into effect, the committee will consider the Corporation’s governance practices and propose changes where appropriate.

Guideline 11 — the board of directors should develop position descriptions for the board and for the CEO, involving the definition of limits for management’s responsibilities; the board of directors should approve or develop corporate objectives which the CEO is responsible for meeting

     The Board adopted a formal mandate for itself but has not developed position descriptions for the Chief Executive Officer nor has it developed specific corporate objectives for the Chief Executive Officer. In the context of the nature of the Corporation’s operations, it is believed that such individuals’ respective responsibilities, and the corporate objectives of the Chief Executive Officer, are well understood.

Guideline 12 — establish appropriate procedures to enable the board of directors to function independently of management

     The mandate of the Compensation, Corporate Governance and Nominating Committee includes responsibility for developing procedures to permit the Board to meet without management present. Two of the six nominees for election to the Board are members of the Corporation’s management; the remaining four nominees satisfy all requirements for a duly constituted meeting of the Board.

Guideline 13 — establish an audit committee composed only of outside directors with specifically defined roles and responsibilities

     The Audit Committee is composed entirely of directors unrelated to either the Corporation or the significant shareholder.

     The Corporation has developed an Audit Committee charter outlining the duties and responsibilities of the committee. For further details on such duties and responsibilities, see “Report on Corporate Governance Practices – Board Committee” in this Circular.

     The functions of the Audit Committee are to recommend an independent accounting firm to conduct an annual audit of the financial statements of the Corporation and to review with such firm the plan, scope and results of such audit. It is responsible for reviewing and recommending to the Board for approval the Corporation’s annual and quarterly consolidated financial statements, Management’s Discussion and Analysis of the financial results and also reviews and monitors the Corporation’s system of internal controls. The Committee meets with management and with the Corporation’s external auditors independently of management.

Guideline 14 — implement a system to enable individual directors to engage outside advisors at the Corporation’s expense

     To the extent that any director believes it is appropriate to engage an outside advisor in connection with that person’s role as a director, the Compensation, Corporate Governance and Nominating Committee is authorized to engage special advisors at the Corporation’s expense.

SCHEDULE “B”

TRIZEC CANADA INC.
MANDATE OF THE BOARD OF DIRECTORS

     This mandate has been adopted by the Board of Directors to assist the Board in the exercise of its responsibilities. The Board explicitly assumes responsibility for the stewardship of Trizec Canada Inc. (the “Corporation”) as contemplated by applicable regulatory and stock exchange policies recognizing that these policies do not limit the Board’s overall stewardship responsibility or its responsibility to manage or supervise the management of the Corporation’s business and affairs. In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic Planning

1.	Oversee the strategic planning process, including, on an annual basis, reviewing and approving a strategic plan which takes into account the opportunities and risks of the business, and monitoring the implementation of the strategic plan by management and the performance of the Corporation;

Integrity of Management

2.	Take such actions as it deems necessary to satisfy itself as to the integrity of the Corporation’s Chief Executive Officer and other executive officers. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee the responsibility for the development of a position description for the Chief Executive Officer (CEO) and to make recommendations to the Board on the selection, evaluation and compensation of the CEO, President, Chief Financial Officer (CFO) and other senior management;

Risk Assessment and Management

3.	Assess the principal risks of the Corporation’s business and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Succession Planning and Appointment, Training and Monitoring Senior Management

4.	Oversee succession planning for the Corporation, including appointing, training and monitoring senior management. In reviewing and appointing senior management, the Board will satisfy itself that the candidates possess the necessary levels of integrity, skill and experience. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee responsibility to review and make recommendations to the Board with respect to succession planning;

Communications Policy

5.	Adopt a communications policy which deals with how the Corporation interacts with analysts, investors and the public. This policy will establish measures to permit material correspondence from security holders to be communicated to the Board;

Internal Control and Management Information Systems

6.	Ensure that effective systems are in place to monitor the integrity of the Corporation’s internal control and management information systems. The Board may delegate to the Audit Committee responsibility to review the effectiveness of the systems and to monitor the Corporation’s internal control and management information systems; and

Approach to Corporate Governance and Governance Guidelines

7.	Develop the Corporation’s system of and overall approach to corporate governance. The Board may delegate to the Compensation, Nominating and Corporate Governance Committee responsibility to review and make recommendations to the Board regarding the content and implementation of corporate governance guidelines and principles and other related governance matters and process specifically applicable to the Corporation.

Directors’ Meetings

     Each director is expected to attend all meetings of the Board and any committees of which he is a member, except where unusual circumstances arise. A director who is unable to attend meetings in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

     In advance of each Board and Committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in a full and frank manner in such meetings.

     The independent directors of the Corporation will meet periodically (at least once per year) in the absence of any non-independent directors.

Board Assessment

     Each director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

Contact with Analysts, Investors and the Media

     Individual directors may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Corporation. It is expected, however, that directors will do this only with the prior knowledge of the Corporation’s management, and absent unusual circumstances, only at the request of the Corporation’s management. Directors receiving inquiries from market professionals, investors, the media or others should refer them to the President, CFO, CEO or other authorized spokesperson.

SCHEDULE “C”

TRIZEC CANADA INC.
AUDIT COMMITTEE CHARTER

A. Purpose

     The purpose of the Audit Committee is to assist the board of directors (the “Board of Directors”) of Trizec Canada Inc. (the “Corporation”) in (i) fulfilling its responsibilities to oversee the Corporation’s financial reporting process, including monitoring the integrity of the Corporation’s financial statements and other financial information provided by the Corporation to any governmental body or the public and the independence and performance of the Corporation’s external auditors, (ii) monitoring the Corporation’s financial reporting process and internal controls regarding finance, accounting, legal compliance, management of financial risks and ethics that management and the Board have established, (iii) monitoring the ownership and transfer of the Corporation’s shares for the purpose of ensuring that the Corporation achieves and preserves its status as a “mutual fund corporation” for purposes of the Income Tax Act (Canada), and (iv) reviewing and approving the calculation of Net Asset Value from time to time.

     The Audit Committee’s responsibilities are those of monitoring and supervision and, in carrying out its responsibilities, the Audit Committee is not providing any expert or other special assurances as to the Corporation’s financial statements or as to the Corporation’s status as a “mutual fund corporation”. The Corporation’s executive management remains responsible for the preparation of the financial statements in accordance with generally accepted accounting principles and the Corporation’s independent auditors remain responsible for auditing those financial statements.

B. Membership Requirements

     The Audit Committee shall be comprised of that number of Directors as the Board of Directors shall determine from time to time, such numbers not to be less than three in accordance with the Corporation’s by-laws (the “By-Laws”) and in accordance with Multilateral Instrument 52-110 Audit Committees (“MI52-110”). The members of the Audit Committee, including the Chairman thereof, shall be appointed annually by the Board of Directors. If an appointment of members of the Committee is not made as prescribed, the members shall serve until they resign or their successors are appointed by the Board. Every member must be independent1 and financially literate2 (that is, able to read and understand a set of financial statements of breadth and complexity similar to the breadth and complexity of the issues expected to be raised by the Corporation’s financial statements).

     The Board shall appoint one member as the Chairperson of the Committee.

C. Authority

     In discharging its oversight responsibilities, the Audit Committee shall have unrestricted access to the Corporation’s management, the external auditors, including private meetings, as necessary or appropriate, books and records and the authority to retain outside counsel, accountants or other consultants at the Audit Committee’s sole discretion. The Audit Committee shall have the authority to communicate directly with the external auditors, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, and set the compensation for any advisors retained.

[1]	As defined in §1.2 of the amendments to MI 52-110 Audit Committees and §1.2 of the Amendment to Companion Policy 52-110CP to MI52-110.

[2]	As defined in §1.5 of MI52-110 (which has been re-numbered §1.6 in the amendments to MI 52-110) and §4.1 of the Companion Policy 52-110CP to MI52-110.

D. Responsibilities

     The following are the general responsibilities of the Audit Committee and are set forth only for its guidance. The Audit Committee may assume such other responsibilities as it deems necessary or appropriate in carrying out its oversight functions. The Audit Committee shall:

1.	Propose to the Board of Directors annually the independent auditors to be nominated for appointment by the shareholders, and fees for the independent auditors who shall be accountable to the Board of Directors and the Audit Committee;

2.	Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting;

3.	Review and, where appropriate, recommend for approval by the Board of Directors, the following:

(i)	audited annual financial statements in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management’s discussion and analysis of financial conditions and results of operations;

(iv)	annual information form; and

(v)	all other audited or unaudited financial information contained in public disclosure documents (including, without limitation, any prospectus or other offering or public disclosure documents and financial statements required by regulatory authorities;

4.	Review and approve earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements);

5.	Review and discuss with the independent auditors their independence and, where appropriate, recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the Corporation’s independent auditors.

6.	Consider whether the provision of services by the independent auditors not related to the audit of the annual financial statement and the review of the interim financial statements for such year is compatible with maintaining the auditors’ independence and be responsible for pre-approving or establishing procedures for pre-approving all such non-audit services;

7.	Satisfy itself that adequate procedures are in place for the review of disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and press releases which are dealt with elsewhere herein) and periodically assess the adequacy of those procedures.

8.	In consultation with the independent auditors, review the integrity of the organization’s financial reporting processes, both internal and external. Consider the independent auditors’ judgement about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices. Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative/ “off balance sheet” disclosures. Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditors;

9.	Review, with management, legal and regulatory compliance matters including corporate securities trading policies. Review and monitor the process/guidelines established by management with respect to transactions;

10.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management benefits;

11.	Meet privately with the independent auditors to review the Corporation’s accounting practices, internal accounting controls and such other matters as the Audit Committee deems appropriate;

12.	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission by employees of concerns regarding such matters;

13.	Review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors;

14.	Designate an appropriate officer (“Monitor”) who, with the assistance of such personnel as may be appropriate, shall monitor and enforce the ownership and transfer limitations and restrictions contained in the Corporations articles of incorporation, as amended, in order to ensure the Corporation’s continuing qualification as a “mutual fund corporation”;

15.	Review and discuss with the Monitor the contents of information requested and/or received by the Monitor in accordance with the Corporation’s policies and procedures relating to the Corporation’s status as a mutual fund corporation (the “Policies and Procedures”);

16.	Review and discuss with the Monitor any matter relating to ownership or transfer of the Corporation’s shares in violation of the Corporation’s Articles of Incorporation, as they may be amended from time to time, or any other matters of which the Monitor is required to inform the Audit Committee in accordance with the Policies and Procedures;

17.	At least annually review the performance of the Monitor to ensure that the Monitor diligently performs his or her duties in accordance with the Polices and Procedures;

18.	Periodically consider whether any changes to the Policies and Procedures may be appropriate;

19.	Regularly report to the Board of Directors its conclusions with respect to the matters that the Audit Committee has considered; and

20.	Review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board of Directors for approval.

E. Meetings

     Subject to the By-Laws and resolutions of the Board of Directors, the Audit Committee shall meet at least four times annually, or more frequently as circumstances require, at such times as the Chairman of the Committee shall designate. The Audit Committee shall fix its own rules of procedure and a majority of the members serving shall constitute a quorum. The Audit Committee shall keep minutes of its meetings and all action taken shall be reported to the Board of Directors.

     The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings and the auditors shall otherwise receive notice of and be entitled to attend any such meeting of the Committee at the Corporation’s expense.

SCHEDULE “D”

TRIZEC CANADA INC.
COMPENSATION, CORPORATE GOVERNANCE AND
NOMINATING COMMITTEE CHARTER

A. Purpose

     The purpose of the Compensation, Nominating and Corporate Governance Committee (the “Committee”) is to: (i) assist the board of directors (the “Board”) of Trizec Canada Inc. (the “Corporation”) in fulfilling its responsibilities to administer the Corporation’s compensation plans and to ensure appropriate compensation and effective incentives for the Corporation’s executive officers and directors, including, specifically, the review of the compensation of the Chief Executive Officer (the “CEO”) and the other executive officers and making reports and recommendations to the Board with respect to such compensation; (ii) assist the Board in the selection of qualified nominees to the Board; (iii) review the composition of the Board and its committees; and (iv) assist the Board in developing and establishing the Corporation’s approach to corporate governance.

B. Membership Requirements

     The Committee shall be comprised of a minimum of three independent directors. The members of the Committee shall be appointed annually by the Board and may be removed at any time by the Board. The Board will annually appoint the Chairman of the Committee.

C. Authority

     In discharging its responsibilities, the Committee shall be provided recommendations from the Corporation’s management, and shall have access to the Corporation’s management, books and records relating to compensation. The Committee shall have authority to retain outside advisors or other consultants in the Committee’s sole discretion. The Committee shall also have sole authority to approve the fees and other retention terms of such advisors or consultants and to terminate such advisors or consultants. For the purposes of this Charter, executive officers of the Corporation shall be officers at the level of Senior Vice President and above.

D. Responsibilities

     The Committee may assume such responsibilities as it deems necessary or appropriate in carrying out its purpose.

Compensation

     With respect to compensation, the Committee shall be provided recommendations from the Corporation’s management and based thereon shall:

1.	determine amounts available for bonuses pursuant to such bonus plans or formulas as the Corporation may have in effect;

2.	determine bonus awards to executive officers;

3.	review and approve corporate goals and objectives relevant to the CEO’s compensation (including long-term and incentive compensation), evaluate the CEO’s performance in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation;

4.	review and approve compensation and terms of employment of, and incentive plans (including any equity based plans) for, the executive officers of the Corporation other than the CEO;

5.	determine compensation of members of the Board and its Committees;

6.	advise the CEO and the Board on policy matters concerning bonuses, stock options, restricted securities, compensation, terms of employment, incentive plans and all other benefits offered to employees of the Corporation; and

7.	review and approve the annual disclosure relating to executive compensation contained in the Management Information Circular of the Corporation.

Nomination

With respect to nomination, the Committee shall generally assume responsibility for the following:

1.	making recommendations to the Board respecting the composition of the Board and criteria for selecting individual directors;

2.	making recommendations to the Board respecting future directors; and

3.	approaching and interviewing potential directors.

     In making its recommendations for nominees to the Board, the Committee shall consider the current composition of the Board and shall assess the ability of candidates to contribute to the effective management of the Corporation, taking into account the needs of the Corporation and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to the Corporation.

Corporate Governance

     With respect to corporate governance, the Committee shall generally assume responsibility for developing the approach of the Corporation to matters of corporate governance and shall review and make recommendations to the Board as to all such matters. Specifically, the Committee shall:

1.	annually review the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

2.	assess the effectiveness of the Board as a whole and the Committees of the Board, including considering the appropriate size of the Board;

3.	review and assess the independence of each of the directors;

4.	review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board;

5.	consider and, if thought appropriate, approve requests from directors or committees of directors for the engagement of special advisors from time to time;

6.	consider and, if thought appropriate, recommend procedures to permit the Board to meet without management present if required;

7.	approve an appropriate orientation and education program for new recruits to the Board;

8.	prepare and recommend to the Board annually a “Statement of Corporate Governance Practices” or similar report to be included in the Corporation’s annual report, information circular or other disclosure document required by law; and

9.	periodically review, and monitor compliance with, the Code of Business Conduct and Ethics, and review and approve all requests by directors or officers for waivers of the code.

Succession Planning

     The Committee shall make recommendations to the Board, as appropriate, in connection with the Corporation’s succession planning with respect to the Chief Executive Officer and other senior executive officers.

General

The Committee shall also:

1.	regularly report to the Board its conclusions with respect to the matters that the Committee has considered;

2.	review and reassess the adequacy of this charter of the Committee annually and submit any proposed modifications to the Board for approval; and

3.	review and evaluate the Committee’s performance annually with the committee or individual designated by the Board to undertake such review.

E. Meetings

     Subject to the By-laws and resolutions of the Board, the Committee shall meet at not less than once a year at such time as the Chairman of the Committee shall designate. At such meetings, the Committee shall meet with such members of senior management as the Board shall designate, and shall separately meet in an executive session without any management present. The Committee shall keep minutes of its meetings, and all actions taken by it shall be reported to the Board.

SCHEDULE “E”

SHAREHOLDER PROPOSAL

     The following Shareholder Proposal has been submitted for consideration at the Annual and Special Meeting of Shareholders by the Ontario Provincial Council of Carpenters’ Pension Trust Fund, 230 Norseman Street, Etobicoke, Ontario, M8Z 6A2. The proposal and the Fund’s supporting statement are set out verbatim below. For the reasons discussed below, the board of directors of the Corporation recommends that shareholders vote AGAINST the proposal.

     Supporting Statement: A key task of a company’s board and compensation committee is to establish executive compensation plans that focus on senior executives on pursuing a company’s long-term strategic goals. We believe that shareholders can and should play a constructive and proactive role in addressing executive compensation shortcomings. Our proposal offers shareholders an opportunity to vote on a Commonsense Executive Compensation Framework (“Commonsense Framework”) that outlines important executive compensation principles and offers constructive guidance to the compensation committee as it does its job.

     The overriding goal of the Commonsense Framework is to encourage executive compensation policies and practices that promote long-term corporate value growth. To this end, the Commonsense Framework is focused on ensuring that executive compensation plans are designed to reward superior corporate and executive performance. The use of demanding performance standards in annual and long-term incentive compensation plans is strongly encouraged. The Commonsense Framework calls for greater compensation plan transparency, especially with regard to performance criteria and associated performance levels, so shareholders are better able to develop informed judgments about the pay-for-performance features of compensation plans. And with CEO-worker pay ratios as high as 300 to 1 (IPS/UFE “Executive Excess 2004” Report), the Commonsense Framework stresses the need for limits on senior executive retirement and severance benefits.

     Shareholders should be heard at our company on executive compensation issues, so we urge your support for this proposal.

     Resolved: That the shareholders of Trizec Canada, Inc. (“Company”) request that the Company’s Board of Directors adopt executive compensation policies and practices reflected in the “Commonsense Executive Compensation Framework.”

(1)	Salary: The CEO’s salary should be targeted no higher than the median of salaries paid at peer group companies, with variances fully explained.

(2)	Annual Incentives: The annual bonus paid to senior executives should be based on well-defined financial and non-financial performance criteria. The Committee should determine and disclose the performance measures utilized in bonus determinations and set and disclose performance levels below which no bonuses would be paid and above which bonuses would be capped. Annual bonus levels that exceed an executive’s annual salary should be clearly justified.

(3)	Long Term Equity Incentives: Long-term equity compensation should be structured to motivate and reward superior, above peer group, stock price performance and/or superior operational performance as defined by the Compensation Committee. To do so, the Committee may choose from a variety of awards, such as indexed or premium-priced stock options, performance-vested options, performance-vested restricted shares, or other types of equity awards.

(4)	Severance and Supplement Executive Retirement Plans (SERPs): A senior executive severance plan that provides for payments that can exceed an executive’s salary and annual bonus must have a compelling justification and should be ratified by shareholders, as should any SERP instituted by the Company.

(5)	Compensation Disclosure: The Compensation Committee is encouraged not to limit their report to providing only mandated disclosures, but rather to strive to provide enhanced executive compensation disclosure to shareholders so that shareholders can develop informed judgments about the plans.

     The directors unanimously recommend that the shareholders vote “AGAINST” this proposal for the following reasons:

     The Compensation, Corporate Governance and Nominating Committee (the “Compensation Committee”) and the Board of Directors take very seriously their responsibilities to shareholders to ensure that appropriate levels of compensation are paid to the individuals charged with the responsibility of ensuring the Corporation’s long-term success. The Board and the Compensation Committee believe that restricting potential incentive program features and capping compensation level for executives at arbitrary levels would unduly restrict the Compensation Committee’s choice among performance based compensation arrangements and would place the Corporation at a significant disadvantage in retaining talented executives.

     Trizec Canada’s compensation arrangements for its senior officers are intended to retain and motivate individuals who can effectively contribute to the long-term success and objectives of the Corporation. The Board monitors compensation levels and incentives to ensure they are competitive and appropriate. Senior officers receive compensation based on their level of individual responsibility and experience, the market value of the job they perform and the success of the Corporation in meeting its objectives and creating shareholder value. Trizec Canada does not offer any equity-based compensation arrangements, as the Trizec Canada 2002 Option Plan does not provide for option grants other than those made pursuant to the May 2002 Plan of Arrangement. If Trizec Canada did not offer competitive incentive bonuses and equitable severance arrangements, it would be less successful retaining the management needed to achieve the objectives established by the Corporation. The Corporation has entered into employment arrangements with its key senior officers with a view to retaining them until at least November 2007, and believes the agreements are reasonable, appropriate and necessary in the context of the Corporation and its business.

     The Board of Directors take very seriously the obligation to ensure there is detailed disclosure of executive compensation. In accordance with its charter, the Compensation Committee reviews, approves and oversees all policies under which compensation is paid to the Corporation’s senior officers, including the Chief Executive Officer. Each year, the Compensation Committee also issues a detailed report on executive compensation, which is included in the Management Information Circular, and discloses total compensation for the Corporation’s most highly paid executives.

     The Corporation’s shareholders have elected the Board and entrusted it with the responsibility of managing the Corporation. Through the Compensation Committee, composed entirely of independent and unrelated directors, the shareholders’ interests are protected. The Corporation’s compensation policies have been designed, are administered and are focused on providing appropriate levels of compensation for its executive officers while motivating them to deliver sustained long-term value enhancement for the Corporation and its shareholders. The Board and the Compensation Committee expend considerable time and effort in ensuring that shareholders interests are protected. The Board believes that the Compensation

Committee and management of the Corporation must maintain flexibility to develop and revise the Corporation’s executive compensation arrangements as necessary to compete in the marketplace. Introducing inflexible and arbitrary limits would hinder the Corporation’s ability to retain and motivate talented executive officers and create value for the Corporation’s shareholders.

     For the reasons described above, the Board believes that the Proposal is not in the best interests of the Corporation and shareholders.

     The Board recommends that the shareholders vote against the Proposal.